UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

EXELIXIS, INC.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

COMMON STOCK, $0.001 PAR VALUE

(Title of Class of Securities)

30161Q104

(CUSIP Number of Class of Securities)

George A. Scangos

Chief Executive Officer

Exelixis, Inc.

249 East Grand Ave.

P.O. Box 511

South San Francisco, CA 94083-0511

(650) 837-7000

(Name, Address and Telephone Number of Person Authorized

to Receive Notices and Communications on Behalf of Filing Person)

Copies to:

James B. Bucher, Esq.

Vice President, Corporate Legal Affairs and Secretary

Exelixis, Inc.

249 East Grand Ave.

P.O. Box 511

South San Francisco, CA 94083-0511

Suzanne Sawochka Hooper, Esq.

Cooley Godward Kronish LLP

Five Palo Alto Square

3000 El Camino Real

Palo Alto, CA 94306-2155

Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee**
$23,478,623	$1,311

*	Estimated solely for purposes of calculating the amount of the filing fee. The calculation of the transaction valuation assumes that all options to purchase the issuer’s Common Stock that are eligible for exchange will be exchanged for replacement option grants and cancelled pursuant to this offer. These option grants cover 11,915,663 shares of the issuer’s Common Stock and have a value of $23,478,623, calculated using the Black-Scholes-Merton option-pricing model, as of June 30, 2009.
**	The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals $55.80 per million of the aggregate amount of the transaction value. The transaction valuation set forth above was calculated for the sole purpose of determining the filing fee, and should not be used for any other purpose.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A
Form or Registration Number: N/A	Date Filed: N/A

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☑	issuer tender offer subject to Rule 13e-4.

☐	going private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

ITEM 1.	SUMMARY TERM SHEET.

The information set forth in the Offer to Exchange Outstanding Options to Purchase Common Stock, filed as Exhibit (a)(1)(A) hereto (the “Offer to Exchange”), under the section entitled Summary Term Sheet, is incorporated into this Item 1 by reference.

ITEM 2.	SUBJECT COMPANY INFORMATION.

(a)	Name and Address. The name of the issuer is Exelixis, Inc., a Delaware corporation (“Exelixis”), the address of its principal executive office is 249 East Grand Avenue, P.O. Box 511, South San Francisco, California, 94083-0511 and the telephone number of its principal executive office is (650) 837-7000. The information set forth in the Offer to Exchange under Section 16—Information About Us is incorporated into this Item 2(a) by reference.

(b)	Securities. This Tender Offer Statement on Schedule TO relates to the Offer to Exchange, pursuant to which Exelixis is offering certain option holders the opportunity to exchange outstanding options to purchase shares of Exelixis common stock, par value $0.001 per share, that were originally granted under Exelixis’ 1997 Equity Incentive Plan (the “1997 Plan”), Agritope, Inc. 1997 Stock Award Plan (the “Agritope Plan”) and 2000 Equity Incentive Plan (the “2000 Plan”) that were granted before January 7, 2008 with an exercise price equal to or greater than $7.13 per share, for a reduced number of options to purchase shares of Exelixis common stock to be granted under the 2000 Plan. As of June 30, 2009, options to purchase approximately 11,915,663 shares of Exelixis common stock were eligible for exchange in the Offer (as defined in the Offer to Exchange). Exelixis is making the Offer upon the terms and subject to the conditions described in the Offer to Exchange. The information set forth in the Offer to Exchange under the section entitled Summary Term Sheet and under Section 1—Number of Options; Expiration Date is incorporated into this Item 2(b) by reference.

(c)	Trading Market and Price. The information set forth in the Offer to Exchange under Section 7—Price Range of Common Stock is incorporated into this Item 2(c) by reference.

ITEM 3.	IDENTITY AND BACKGROUND OF FILING PERSON.

(a)	Name and Address. The filing person is the subject company, Exelixis, Inc. The information set forth under Item 2(a) above is incorporated into this Item 3(a) by reference. The information set forth in the Offer to Exchange under Schedule A—Information About our Directors and Executive Officers is incorporated into this Item 3(a) by reference.

ITEM 4.	TERMS OF THE TRANSACTION.

(a)	Material Terms. The information set forth in the Offer to Exchange under the sections entitled Summary Term Sheet, Offer to Exchange Outstanding Options to Purchase Common Stock, Section 1—Number of Options; Expiration Date, Section 3—Procedures, Section 4—Change in Election, Section 5—Acceptance of Eligible Option Grants for Exchange and Cancellation and Issuance of Replacement Options, Section 6—Conditions of the Offer, Section 8—Exchange Ratios, Section 9—Source and Amount of Consideration; Terms of Replacement Options, Section 11—Status of Eligible Option Grants Acquired by Us in the Exchange, Section 12—Legal Matters; Regulatory Approvals, Section 13—Material U.S. Federal Income Tax Consequences, and Section 14—Extension of the Offer; Termination; Amendment, and the section entitled Stock Option Exchange Questions and Answers is incorporated into this Item 4(a) by reference.

(b)	Purchases. Members of Exelixis’ Board of Directors, its Named Executive Officers (as defined in the Offer to Exchange), its consultants and its employees with a tax residence outside of the United States as of the date the Replacement Options are granted will not be eligible to participate in the Offer. The information set forth in the Offer to Exchange under Section 10—Interests of Directors and Executive Officers; Transactions and Arrangements Involving the Eligible Option Grants is incorporated into this Item 4(b) by reference.

ITEM 5.	PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

(e)	Agreements Involving the Subject Company’s Securities. The information set forth in the Offer to Exchange under Section 1—Number of Options; Expiration Date, Section 9—Source and Amount of Consideration; Terms of Replacement Options and Section 10—Interests of Directors and Executive Officers; Transactions and Arrangements Involving the Eligible Option Grants is incorporated into this Item 5(e) by reference.

Symphony Evolution

In June 2005, Exelixis entered into a series of related agreements with Symphony Evolution Holdings LLC (“Holdings”) and Symphony Evolution, Inc. (“SEI”), a wholly owned subsidiary of Holdings, providing for the financing of the clinical development of three Exelixis product candidates. In connection with the agreements, Exelixis issued to Holdings two five-year warrants to purchase an aggregate of 1.5 million shares of Exelixis common stock at $8.90 per share, and a third five-year warrant to purchase 0.5 million shares of Exelixis common stock at $6.05 per share.

Deerfield

In June 2008, Exelixis entered into a facility agreement with Deerfield Private Design Fund, L.P., Deerfield Private Design International, L.P., Deerfield Partners, L.P. and Deerfield International Limited (the “Deerfield Entities”) pursuant to which the Deerfield Entities agreed to loan to Exelixis up to $150.0 million, which may be drawn down in $15.0 million increments at any time until December 2009. The outstanding principal and interest of 6.75% per annum compounded annually under the loan, if any, is due by June 4, 2013, and, at Exelixis’ option, can be repaid at any time with shares of its common stock or in cash. Pursuant to the facility agreement, Exelixis paid the Deerfield Entities a one time transaction fee of 2.5% of the loan facility, and is obligated to pay an annual commitment fee of 2.25% of the loan facility, payable quarterly. Exelixis also issued warrants to the Deerfield Entities to purchase an aggregate of 1,000,000 shares of Exelixis common stock at an exercise price of $7.40 per share. If Exelixis draws down under the facility agreement, Exelixis would be required to issue to the Deerfield Entities additional warrants to purchase shares of Exelixis common stock. Exelixis also entered into a registration rights agreement with the Deerfield Entities pursuant to which Exelixis agreed to register certain shares of its common stock issuable upon exercise of the warrants and that it may in the future issue pursuant to the facility agreement and to include, at Exelixis’ expense, shares of common stock issued or issuable to the Deerfield Entities, in a registration of Exelixis securities for Exelixis’ account or for the account of others.

Fourth Amended and Restated Registration Rights Agreement

In February 1999, Exelixis entered into a registration rights agreement with certain of its stockholders pursuant to which Exelixis agreed to register certain shares of its common stock. These registration rights require that if Exelixis proposes to register any of its securities, either for its own account or for the account of others, the stockholders who are party to the agreement are entitled to notice of the registration and are entitled to include, at Exelixis’ expense, their shares of common stock in the registration and any related underwriting, provided that the underwriters may limit the number of shares to be included in the registration and in some cases exclude these shares entirely. In addition, the stockholders who are party to the agreement may require Exelixis, at its expense and subject to certain limitations, to file a registration statement with respect to such stockholders’ shares of Exelixis common stock.

GlaxoSmithKline

In October 2002, Exelixis established a collaboration with SmithKlineBeecham Corporation d/b/a GlaxoSmithKline (“GSK”) involving a series of agreements, which included the purchase by GSK of a total of 3,000,000 shares of Exelixis common stock. Additionally, pursuant to the terms of a loan and security agreement, Exelixis received a total of $85.0 million in loans from GSK, which bears interest at a rate of 4.0% per annum and is secured by certain intellectual property, technology and equipment created or utilized pursuant to the collaboration. Principal and accrued interest under the loan becomes due in three annual installments, beginning on October 27, 2009. Repayment of all or any of the amounts advanced to Exelixis under the loan and security agreement may, at Exelixis’ election, be in the form of Exelixis common stock at fair market value, subject to certain conditions. As of March 31, 2009, the aggregate principal and interest outstanding under our GSK loan was $103.1 million.

The 2000 Plan, filed as Exhibit (d)(1); the forms of Stock Option Agreement pursuant to the 2000 Plan, filed as Exhibits (d)(2) and (d)(3); the 1994 Employee, Director and Consultant Stock Plan, filed as Exhibit (d)(4); the 1997 Plan, filed as Exhibit (d)(5); the 2000 Non-Employee Directors’ Stock Option Plan (the “2000 NEDSOP”), filed as Exhibit (d)(6); the form of Stock Option Agreement pursuant to the 2000 NEDSOP, filed as Exhibit (d)(7); the 2000 Employee Stock Purchase Plan, filed as Exhibit (d)(8); the Agritope Plan, filed as Exhibit (d)(9); the form of Warrant, dated June 9, 2005, to purchase 750,000 shares of Exelixis common stock in favor of Holdings, filed as Exhibit (d)(10); the form of Warrant, dated June 13, 2006, to purchase 750,000 shares of Exelixis common stock in favor of Holdings, filed as Exhibit (d)(11); the form of Warrant, dated June 10, 2009, to purchase 500,000 shares of Exelixis common stock in favor of Holdings, filed as Exhibit (d)(12); the Warrant Purchase Agreement, dated June 9, 2005, between Exelixis and Holdings, filed as Exhibit (d)(13); the form Warrant to Purchase Common Stock of Exelixis issued or issuable to the Deerfield Entities, filed as Exhibit (d)(14); the Fourth Amended and Restated Registration Rights Agreement, dated February 26, 1999, among Exelixis and certain Stockholders of Exelixis, filed as Exhibit (d)(15); the Registration Rights Agreement, dated June 9, 2005, between Exelixis and Holdings, filed as Exhibit (d)(16); the Registration Rights Agreement between Exelixis and the Deerfield Entities dated June 4, 2008, filed as Exhibit (d)(17); the Stock Purchase and Stock Issuance Agreement, dated as of October 28, 2002, by and between GSK and Exelixis (the “GSK Purchase Agreement”), filed as Exhibit (d)(18); the First Amendment to the GSK Purchase Agreement, dated as of January 10, 2005, filed as Exhibit (d)(19); the Loan and Security Agreement, dated as of October 28, 2002, by and between GSK and Exelixis (the “GSK Loan Agreement”), filed as Exhibit (d)(20); the Second Amendment to the GSK Loan Agreement, dated as of September 20, 2004, filed as Exhibit (d)(21); the Third Amendment to the GSK Loan Agreement, dated as of January 10, 2005, filed as Exhibit (d)(22); the Purchase Option Agreement, dated June 9, 2005, among Exelixis, Holdings and SEI (the “SEI Option Agreement”), filed as Exhibit (d)(23); Amendment No. 1, dated December 14, 2006, to the SEI Option Agreement, filed as Exhibit (d)(24); the Facility Agreement between Exelixis and the Deerfield Entities dated June 4, 2008, filed as Exhibit (d)(25); and the Fourth Amendment to the GSK Loan Agreement, dated as of July 10, 2008, filed as Exhibit (d)(26); are incorporated into this Item 5(e) by reference.

ITEM 6.	PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

(a)	Purposes. The information set forth in the Offer to Exchange under Section 2—Purpose of the Offer is incorporated into this Item 6(a) by reference.

(b)	Use of Securities Acquired. The information set forth in the Offer to Exchange under Section 5—Acceptance of Eligible Option Grants for Exchange and Cancellation and Issuance of Replacement Options and Section 11—Status of Eligible Option Grants Acquired by Us in the Exchange is incorporated into this Item 6(b) by reference.

(c)	Plans. The information set forth in the Offer to Exchange under Section 2—Purpose of the Offer, Section 16—Information About Us and Section 17—Additional Information is incorporated into this Item 6(c) by reference.

ITEM 7.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

(a)	Source of Funds. The information set forth in the Offer to Exchange under Section 1—Number of Options; Expiration Date, Section 9—Source and Amount of Consideration; Terms of Replacement Options and Section 15—Fees and Expenses is incorporated into this Item 7(a) by reference.

(b)	Conditions. The information set forth in the Offer to Exchange under Section 6—Conditions of the Offer is incorporated into this Item 7(b) by reference.

(d)	Borrowed Funds. Not applicable.

ITEM 8.	INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

(a)	Securities Ownership. The information set forth in the Offer to Exchange under Section 10—Interests of Directors and Executive Officers; Transactions and Arrangements Involving the Eligible Option Grants is incorporated into this Item 8(a) by reference.

(b)	Securities Transactions. The information set forth in the Offer to Exchange under Section 10—Interests of Directors and Executive Officers; Transactions and Arrangements Involving the Eligible Option Grants is incorporated into this Item 8(b) by reference.

ITEM 9.	PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

(a)	Solicitations or Recommendations. The information set forth in the Offer to Exchange in the section entitled Offer to Exchange Outstanding Options to Purchase Common Stock—Important and Section 15—Fees and Expenses is incorporated into this Item 9(a) by reference.

ITEM 10.	FINANCIAL STATEMENTS.

(a)	Financial Information. The information set forth in Item 8—Financial Statements and Supplementary Data of Exelixis’ Annual Report on Form 10-K for its fiscal year ended January 2, 2009, filed with the Securities and Exchange Commission (the “SEC”) on March 10, 2009 and the information set forth in Item 1—Financial Statements of Exelixis’ Quarterly Report on Form 10-Q for its fiscal quarter ended April 3, 2009, filed with the SEC on May 7, 2009, is incorporated into this Item 10(a) by reference. The information set forth in the Offer to Exchange under Section 16—Information About Us and Section 17—Additional Information is incorporated into this Item 10(a) by reference. Exelixis’ Annual Report on Form 10-K and Quarterly Report on Form 10-Q can also be accessed electronically on the SEC’s website at http://www.sec.gov.

(b)	Pro Forma Information. Not applicable.

ITEM 11.	ADDITIONAL INFORMATION.

(a)	Agreements, Regulatory Requirements and Legal Proceedings.

(1) The information set forth in the Offer to Exchange under Section 10—Interests of Directors and Executive Officers; Transactions and Arrangements Involving the Eligible Option Grants is incorporated into this Item 11(a)(1) by reference.

(2) The information set forth in the Offer to Exchange under Section 12—Legal Matters; Regulatory Approvals is incorporated into this Item 11(a)(2) by reference.

(3) Not applicable.

(4) Not applicable.

(5) Not applicable.

(b)	Other Material Information. Not applicable.

ITEM 12.	EXHIBITS.

Exhibit Number	Description
(a)(1)(A)	Offer to Exchange Outstanding Options to Purchase Common Stock, dated July 7, 2009.

(a)(1)(B)	Stock Option Exchange Frequently Asked Questions.

(a)(1)(C)	Option Exchange Website Screenshots.

(a)(1)(D)	Form of Option Exchange Program Decision Modeler.

(a)(1)(E)	Form of Confirmation E-Mail.

(a)(1)(F)	Form of E-Mail Announcement from George Scangos.

(a)(1)(G)	Form of E-Mail Announcement from Option Exchange Administrator.

(a)(1)(H)	Form of Reminder E-Mail.

(a)(1)(I)	Stock Option Exchange Program Informational Presentation.

(a)(1)(J)	Annual Report on Form 10-K for the fiscal year ended January 2, 2009 filed with the SEC on March 10, 2009 and incorporated herein by reference.

(a)(1)(K)	Quarterly Report on Form 10-Q for the fiscal quarter ended April 3, 2009, filed with the SEC on May 7, 2009 and incorporated herein by reference.

(b)	Not applicable.

(d)(1)	Exelixis, Inc. 2000 Equity Incentive Plan, filed as an Exhibit to Exelixis’ Quarterly Report on Form 10-Q for the fiscal quarter ended March 30, 2007 and incorporated herein by reference.

(d)(2)	Form of Stock Option Agreement under the Exelixis, Inc. 2000 Equity Incentive Plan (early exercise permitted), filed as an Exhibit to Exelixis’ Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2004 and incorporated herein by reference.

(d)(3)	Form of Stock Option Agreement under the Exelixis, Inc. 2000 Equity Incentive Plan (early exercise may be restricted), filed as an Exhibit to Exelixis’ Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2004 and incorporated herein by reference.

(d)(4)	1994 Employee, Director and Consultant Stock Plan, filed as an Exhibit to Exelixis’ Registration Statement on Form S-1, filed with the SEC on February 7, 2000, as amended, and incorporated herein by reference.

(d)(5)	1997 Equity Incentive Plan, filed as an Exhibit to Exelixis’ Registration Statement on Form S-1, filed with the SEC on February 7, 2000, as amended, and incorporated herein by reference.

(d)(6)	2000 Non-Employee Directors’ Stock Option Plan, filed as an Exhibit to Exelixis’ Annual Report on Form 10-K for the fiscal year ended December 28, 2007 and incorporated herein by reference.

(d)(7)	Form of Stock Option Agreement under the 2000 Non-Employee Directors’ Stock Option Plan, filed as an Exhibit to Exelixis’ Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2004 and incorporated herein by reference.

(d)(8)	2000 Employee Stock Purchase Plan, filed as an Appendix to Exelixis’ Definitive Proxy Statement on Schedule 14A filed with the SEC on April 13, 2009 and incorporated herein by reference.

(d)(9)	Agritope, Inc. 1997 Stock Award Plan, filed as an Exhibit to Exelixis’ Registration Statement on Form S-8 filed with the SEC on December 21, 2000 and incorporated herein by reference.

(d)(10)	Form of Warrant, dated June 9, 2005, to purchase 750,000 shares of Exelixis, Inc. common stock in favor of Symphony Evolution Holdings LLC, filed as an Exhibit to Exelixis’ Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2005 and incorporated herein by reference.

(d)(11)	Form of Warrant, dated June 13, 2006, to purchase 750,000 shares of Exelixis, Inc. common stock in favor of Symphony Evolution Holdings LLC, filed as an Exhibit to Exelixis’ Current Report on Form 8-K, as filed with the SEC on June 15, 2006 and incorporated herein by reference.

(d)(12)	Form of Warrant, dated June 10, 2009, to purchase 500,000 shares of Exelixis, Inc. common stock in favor of Symphony Evolution Holdings LLC.

(d)(13)	Warrant Purchase Agreement, dated June 9, 2005, between Exelixis, Inc. and Symphony Evolution Holdings LLC, filed as an Exhibit to Exelixis’ Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2005 and incorporated herein by reference.

(d)(14)	Form Warrant to Purchase Exelixis, Inc. common stock issued or issuable to Deerfield Private Design Fund, L.P., Deerfield Private Design International, L.P., Deerfield Partners, L.P. and Deerfield International Limited, filed as an Exhibit to Exelixis’ Current Report on Form 8-K, as filed with the SEC on June 9, 2008 and incorporated herein by reference.

(d)(15)	Fourth Amended and Restated Registration Rights Agreement, dated February 26, 1999, among Exelixis, Inc. and certain Stockholders of Exelixis, Inc., filed as an Exhibit to Exelixis’ Registration Statement on Form S-1, filed with the SEC on February 7, 2000, as amended, and incorporated herein by reference.

(d)(16)	Registration Rights Agreement, dated June 9, 2005, between Exelixis, Inc. and Symphony Evolution Holdings LLC, filed as an Exhibit to Exelixis’ Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2005 and incorporated herein by reference.

(d)(17)	Registration Rights Agreement between Exelixis, Inc. and Deerfield Private Design Fund, L.P., Deerfield Private Design International, L.P., Deerfield Partners, L.P. and Deerfield International Limited dated June 4, 2008, filed as an Exhibit to Exelixis’ Current Report on Form 8-K, as filed with the SEC on June 9, 2008 and incorporated herein by reference.

(d)(18)	Stock Purchase and Stock Issuance Agreement, dated as of October 28, 2002, by and between SmithKlineBeecham Corporation and Exelixis, Inc., filed as an Exhibit to Exelixis’ Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2002 and incorporated herein by reference.

(d)(19)	First Amendment to the Stock Purchase and Stock Issuance Agreement, dated as of January 10, 2005, by and between SmithKlineBeecham Corporation and Exelixis, Inc., filed as an Exhibit to Exelixis’ Annual Report on Form 10-K for the fiscal year ended December 31, 2004 and incorporated herein by reference.

(d)(20)	Loan and Security Agreement, dated as of October 28, 2002, by and between SmithKlineBeecham Corporation and Exelixis, Inc., filed as an Exhibit to Exelixis’ Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2002 and incorporated herein by reference.

(d)(21)	Second Amendment to the Loan and Security Agreement, dated as of September 20, 2004, by and between SmithKlineBeecham Corporation and Exelixis, Inc., filed as an Exhibit to Exelixis’ Current Report on Form 8-K, as filed with the SEC on September 23, 2004 and incorporated herein by reference.

(d)(22)	Third Amendment to the Loan and Security Agreement, dated as of January 10, 2005, by and between SmithKlineBeecham Corporation and Exelixis, Inc., filed as an Exhibit to Exelixis’ Annual Report on Form 10-K for the fiscal year ended December 31, 2004 and incorporated herein by reference.

(d)(23)	Purchase Option Agreement, dated June 9, 2005, among Exelixis, Inc., Symphony Evolution Holdings LLC and Symphony Evolution, Inc., filed as an Exhibit to Exelixis.’ Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2005 and incorporated herein by reference.

(d)(24)	Amendment No. 1, dated December 14, 2006, to the Purchase Option Agreement, dated June 9, 2005, among Exelixis, Inc., Symphony Evolution Holdings, LLC and Symphony Evolution, Inc., filed as an Exhibit to Exelixis’ Current Report on Form 8-K, as filed with the SEC on December 18, 2006 and incorporated herein by reference.

(d)(25)	Facility Agreement between Exelixis, Inc. and Deerfield Private Design Fund, L.P., Deerfield Private Design International, L.P., Deerfield Partners, L.P. and Deerfield International Limited dated June 4, 2008, filed as an Exhibit to Exelixis’ Registration Statement on Form S-1, filed with the SEC on July 7, 2008, as amended, and incorporated herein by reference.

(d)(26)	Fourth Amendment to the Loan and Security Agreement, dated as of July 10, 2008, by and between SmithKlineBeecham Corporation d/b/a GlaxoSmithKline and Exelixis, Inc., filed as an Exhibit to Exelixis’ Quarterly Report on Form 10-Q for the fiscal quarter ended June 27, 2008 and incorporated herein by reference.

(g)	Not applicable.

(h)	Not applicable.

ITEM 13.	INFORMATION REQUIRED BY SCHEDULE 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 7, 2009

EXELIXIS, INC.

By:	/s/ James B. Bucher
James B. Bucher
Vice President, Corporate Legal Affairs and Secretary

INDEX OF EXHIBITS

Exhibit Number	Description
(a)(1)(A)	Offer to Exchange Outstanding Options to Purchase Common Stock, dated July 7, 2009.

(a)(1)(B)	Stock Option Exchange Frequently Asked Questions.

(a)(1)(C)	Option Exchange Website Screenshots.

(a)(1)(D)	Form of Option Exchange Program Decision Modeler.

(a)(1)(E)	Form of Confirmation E-Mail.

(a)(1)(F)	Form of E-Mail Announcement from George Scangos.

(a)(1)(G)	Form of E-Mail Announcement from Option Exchange Administrator.

(a)(1)(H)	Form of Reminder E-Mail.

(a)(1)(I)	Stock Option Exchange Program Informational Presentation.

(a)(1)(J)	Annual Report on Form 10-K for the fiscal year ended January 2, 2009 filed with the SEC on March 10, 2009 and incorporated herein by reference.

(a)(1)(K)	Quarterly Report on Form 10-Q for the fiscal quarter ended April 3, 2009, filed with the SEC on May 7, 2009 and incorporated herein by reference.

(b)	Not applicable.

(d)(1)	Exelixis, Inc. 2000 Equity Incentive Plan, filed as an Exhibit to Exelixis’ Quarterly Report on Form 10-Q for the fiscal quarter ended March 30, 2007 and incorporated herein by reference.

(d)(2)	Form of Stock Option Agreement under the Exelixis, Inc. 2000 Equity Incentive Plan (early exercise permitted), filed as an Exhibit to Exelixis’ Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2004 and incorporated herein by reference.

(d)(3)	Form of Stock Option Agreement under the Exelixis, Inc. 2000 Equity Incentive Plan (early exercise may be restricted), filed as an Exhibit to Exelixis’ Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2004 and incorporated herein by reference.

(d)(4)	1994 Employee, Director and Consultant Stock Plan, filed as an Exhibit to Exelixis’ Registration Statement on Form S-1, filed with the SEC on February 7, 2000, as amended, and incorporated herein by reference.

(d)(5)	1997 Equity Incentive Plan, filed as an Exhibit to Exelixis’ Registration Statement on Form S-1, filed with the SEC on February 7, 2000, as amended, and incorporated herein by reference.

(d)(6)	2000 Non-Employee Directors’ Stock Option Plan, filed as an Exhibit to Exelixis’ Annual Report on Form 10-K for the fiscal year ended December 28, 2007 and incorporated herein by reference.

(d)(7)	Form of Stock Option Agreement under the 2000 Non-Employee Directors’ Stock Option Plan, filed as an Exhibit to Exelixis’ Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2004 and incorporated herein by reference.

(d)(8)	2000 Employee Stock Purchase Plan, filed as an Appendix to Exelixis’ Definitive Proxy Statement on Schedule 14A filed with the SEC on April 13, 2009 and incorporated herein by reference.

(d)(9)	Agritope, Inc. 1997 Stock Award Plan, filed as an Exhibit to Exelixis’ Registration Statement on Form S-8 filed with the SEC on December 21, 2000 and incorporated herein by reference.

(d)(10)	Form of Warrant, dated June 9, 2005, to purchase 750,000 shares of Exelixis, Inc. common stock in favor of Symphony Evolution Holdings LLC, filed as an Exhibit to Exelixis’ Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2005 and incorporated herein by reference.

(d)(11)	Form of Warrant, dated June 13, 2006, to purchase 750,000 shares of Exelixis, Inc. common stock in favor of Symphony Evolution Holdings LLC, filed as an Exhibit to Exelixis’ Current Report on Form 8-K, as filed with the SEC on June 15, 2006 and incorporated herein by reference.

(d)(12)	Form of Warrant, dated June 10, 2009, to purchase 500,000 shares of Exelixis, Inc. common stock in favor of Symphony Evolution Holdings LLC.

(d)(13)	Warrant Purchase Agreement, dated June 9, 2005, between Exelixis, Inc. and Symphony Evolution Holdings LLC, filed as an Exhibit to Exelixis’ Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2005 and incorporated herein by reference.

(d)(14)	Form Warrant to Purchase Exelixis, Inc. common stock issued or issuable to Deerfield Private Design Fund, L.P., Deerfield Private Design International, L.P., Deerfield Partners, L.P. and Deerfield International Limited, filed as an Exhibit to Exelixis’ Current Report on Form 8-K, as filed with the SEC on June 9, 2008 and incorporated herein by reference.

(d)(15)	Fourth Amended and Restated Registration Rights Agreement, dated February 26, 1999, among Exelixis, Inc. and certain Stockholders of Exelixis, Inc., filed as an Exhibit to Exelixis’ Registration Statement on Form S-1, filed with the SEC on February 7, 2000, as amended, and incorporated herein by reference.

(d)(16)	Registration Rights Agreement, dated June 9, 2005, between Exelixis, Inc. and Symphony Evolution Holdings LLC, filed as an Exhibit to Exelixis’ Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2005 and incorporated herein by reference.

(d)(17)	Registration Rights Agreement between Exelixis, Inc. and Deerfield Private Design Fund, L.P., Deerfield Private Design International, L.P., Deerfield Partners, L.P. and Deerfield International Limited dated June 4, 2008, filed as an Exhibit to Exelixis’ Current Report on Form 8-K, as filed with the SEC on June 9, 2008 and incorporated herein by reference.

(d)(18)	Stock Purchase and Stock Issuance Agreement, dated as of October 28, 2002, by and between SmithKlineBeecham Corporation and Exelixis, Inc., filed as an Exhibit to Exelixis’ Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2002 and incorporated herein by reference.

(d)(19)	First Amendment to the Stock Purchase and Stock Issuance Agreement, dated as of January 10, 2005, by and between SmithKlineBeecham Corporation and Exelixis, Inc., filed as an Exhibit to Exelixis’ Annual Report on Form 10-K for the fiscal year ended December 31, 2004 and incorporated herein by reference.

(d)(20)	Loan and Security Agreement, dated as of October 28, 2002, by and between SmithKlineBeecham Corporation and Exelixis, Inc., filed as an Exhibit to Exelixis’ Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2002 and incorporated herein by reference.

(d)(21)	Second Amendment to the Loan and Security Agreement, dated as of September 20, 2004, by and between SmithKlineBeecham Corporation and Exelixis, Inc., filed as an Exhibit to Exelixis’ Current Report on Form 8-K, as filed with the SEC on September 23, 2004 and incorporated herein by reference.

(d)(22)	Third Amendment to the Loan and Security Agreement, dated as of January 10, 2005, by and between SmithKlineBeecham Corporation and Exelixis, Inc., filed as an Exhibit to Exelixis’ Annual Report on Form 10-K for the fiscal year ended December 31, 2004 and incorporated herein by reference.

(d)(23)	Purchase Option Agreement, dated June 9, 2005, among Exelixis, Inc., Symphony Evolution Holdings LLC and Symphony Evolution, Inc., filed as an Exhibit to Exelixis.’ Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2005 and incorporated herein by reference.

(d)(24)	Amendment No. 1, dated December 14, 2006, to the Purchase Option Agreement, dated June 9, 2005, among Exelixis, Inc., Symphony Evolution Holdings, LLC and Symphony Evolution, Inc., filed as an Exhibit to Exelixis’ Current Report on Form 8-K, as filed with the SEC on December 18, 2006 and incorporated herein by reference.

(d)(25)	Facility Agreement between Exelixis, Inc. and Deerfield Private Design Fund, L.P., Deerfield Private Design International, L.P., Deerfield Partners, L.P. and Deerfield International Limited dated June 4, 2008, filed as an Exhibit to Exelixis’ Registration Statement on Form S-1, filed with the SEC on July 7, 2008, as amended, and incorporated herein by reference.

(d)(26)	Fourth Amendment to the Loan and Security Agreement, dated as of July 10, 2008, by and between SmithKlineBeecham Corporation d/b/a GlaxoSmithKline and Exelixis, Inc., filed as an Exhibit to Exelixis’ Quarterly Report on Form 10-Q for the fiscal quarter ended June 27, 2008 and incorporated herein by reference.

(g)	Not applicable.

(h)	Not applicable.